FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated November 9, 2006, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the third quarter ended September 30, 2006	15

Delhaize Group Reports Strong Third Quarter Growth

Third Quarter 2006 Results

•	Strong comparable store sales growth in the U.S. (+3.1%) and in Belgium (+4.3%)

•	High organic sales growth of 6.0%

•	Stable operating margin

•	Net profit from continuing operations grows by 18.2% at actual exchange rates

Portfolio

•	Reclassification of Czech Delvita activities to assets held for sale and discontinued operations

2006 Guidance

•	Confirmation of full-year guidance

CEO Comments

“The third quarter was another solid quarter for Delhaize Group”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “The commercial dynamism and high level of execution in all our banners were reflected in our very strong sales growth. In fact, our third quarter was another organic sales record for Delhaize Group in more than five years. Comparable store sales grew 3.1% in the U.S. and 4.3% in Belgium, and in Greece, Alfa-Beta continued its outstanding performance growing sales by 15.3%.”

“These results fully reflect our strategy of accelerating our top-line growth while maintaining our industry-leading margins, as was confirmed in the good performance of Hannaford, Food Lion and Alfa-Beta. Disciplined cost management allowed us to offset price investments and keep our operating margin stable in the quarter”, continued Mr. Beckers.

“The decision to exit the Czech Republic was a difficult one. However, we have given full consideration to the interests of our Czech associates and the market environment, and we believe that the combination of Delvita with another Czech retailer will allow the combined entity to be more competitive in this market. The divestment will allow us to focus our resources in higher opportunity markets”, said Mr. Beckers.

Financial Highlights

Q3 2006 (1)				YTD 2006 (1)
Actual Results	At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
4,812.6	+2.8%	+6.0%	Net sales and other revenues	14,377.9	+6.9%	+5.8%
229.4	+2.3%	+5.7%	Operating profit	683.9	+7.7%	+6.4%
4.8%	—	—	Operating margin	4.8%	—	—
162.8	+9.7%	+12.9%	Profit before taxes and discontinued operations	475.5	+14.1%	+12.8%
108.8	+18.2%	+21.2%	Net profit from continuing operations	303.5	+19.1%	+17.8%
45.3	-49.6%	-46.4%	Net profit (Group share)	237.2	-4.3%	-5.6%
0.48	-50.1%	-46.9%	Basic net earnings per share (in EUR)	2.50	-5.2%	-6.5%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 4.3% in Q3 2006 and increased by 1.4% in the first nine months of 2006 compared to last year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

ANALYSIS OF RESULTS

The third quarter results have been impacted by three significant elements:

-	The recognition of an impairment loss of EUR 59.3 million related to the expected sale of Delvita, which has been reclassified to assets held for sale and discontinued operations. This amount does not include a positive accumulated foreign currency translation adjustment of approximately EUR 22.3 million. This amount will be recorded as income at the effective date of the sale;

-	The reduction of planned retirement and profit sharing plan expense of Food Lion and Sweetbay/Kash n’ Karry to reflect the identification and forfeiture of retirement and profit sharing plan balances for the accounts of employees who have left the Company with unvested account balances. This adjustment impacted selling, general and administrative expenses favorably by USD 13.8 million and cost of sales by USD 1.6 million;

-	In Belgium, we have implemented several new information systems, including our state-of-the-art ACIS system, designed to provide more accurate information on margins, inventories and payables. In this process we have identified several elements that have contributed to an unanticipated negative impact on gross profit of EUR 13.3 million.

INCOME STATEMENT

In the third quarter of 2006, net sales and other revenues of Delhaize Group increased by 2.8% to EUR 4.8 billion. Organic sales growth amounted to 6.0%, the strongest growth rate in five years. Net sales and other revenues increased also by 6.0% at identical exchange rates due to:

•	the 5.1% increase of U.S. sales driven by the strong performance of Food Lion and Hannaford. Comparable store sales grew by 3.1% for the U.S. operations;

•	the 6.9% increase of Belgian sales due to comparable store sales growth of 4.3% and new store openings; and

•	the 15.3% increase of Greek sales due to the continued outstanding performance in the existing stores and new store openings.

Delhaize Group ended the third quarter of 2006 with a sales network of 2,676 stores (including the Czech operations for sale) compared to 2,636 stores at the end of 2005.

Gross margin decreased to 25.1% of net sales and other revenues (compared to 25.3% in the third quarter of 2005) primarily as a result of reduced gross profit at Delhaize Belgium as described above. Excluding the EUR 13.3 million impact at Delhaize Belgium, gross margin would have been stable.

Selling, general and administrative expenses decreased by 8 basis points to 20.7% of net sales and other revenues. This was mainly due to reduced operating expenses at Food Lion and Sweetbay/Kash n’ Karry related to the forfeited accounts in their retirement and profit sharing plans. This was partially offset by the costs related to the conversion of Kash n’ Karry stores to Sweetbay in Florida, increased utility and fuel expenses throughout the Group and higher medical costs in the U.S.

Operating profit increased by 2.3% to EUR 229.4 million at actual exchange rates and 5.7% at identical exchange rates. The operating margin of Delhaize Group was stable at 4.8% of net sales and other revenues.

Net financial expenses decreased by 12.1% to EUR 66.6 million due to the positive impact of debt repayments made in the first half of 2006.

The effective tax rate decreased from 38.0% to 33.2% primarily due to the tax benefit from the exercise of employee stock options in the U.S. and the positive impact of the resolution of state tax matters in the U.S. Thanks to the higher operating profit and the decrease in the tax rate and net financial expenses, net profit from continuing operations increased by 18.2% to EUR 108.8 million, or EUR 1.12 per basic share (EUR 0.97 in 2005).

In the third quarter of 2006, the result from discontinued operations, net of tax, amounted to EUR -61.4 million, following the impairment loss related to the planned sale of our Czech operations and its reclassification to assets held for sale and discontinued operations as a result of our decision to sell this business. As a result, Group share in net profit amounted to EUR 45.3 million. Per basic share, net profit was EUR 0.48 (EUR 0.95 in the third quarter of 2005) and per diluted share EUR 0.47 (EUR 0.91 in the third quarter of 2005).

CASH FLOW STATEMENT AND BALANCE SHEET

In the third quarter of 2006, net cash provided by operating activities amounted to EUR 214.4 million, 13.4% lower than in the same period last year due to higher use of working capital than last year. Capital expenditures increased to EUR 179.1 million (EUR 155.6 million in the third quarter of 2005) primarily due to the continued Sweetbay rollout and the market renewal program at Food Lion. Delhaize Group generated free cash flow of EUR 38.4 million. After major debt repayments earlier in the year, the Group held EUR 243.9 million cash and cash equivalents at the end of the third quarter.

The net debt to equity ratio decreased to 76.7% at the end of September 2006 compared to 81.4% at the end of 2005. Delhaize Group’s net debt amounted to EUR 2.7 billion at the end of September 2006, a decrease of EUR 201.3 million compared to EUR 2.9 billion at the end of 2005 due to the weakening of the U.S. dollar between the two balance sheet dates and the continued generation of free cash flow.

SEGMENT REPORTING

Third Quarter 2006		Net Sales and Other Revenues (1)			Operating Margin			Operating Profit/(Loss)
	(in millions)	3rd Q 2006	3rd Q 2005	2006 /2005	3rd Q 2006		3rd Q 2005	3rd Q 2006	3rd Q 2005	2006 /2005
United States	USD	4,411.9	4,198.3	+5.1%	5.8%		5.4%	255.5	226.2	+12.9%
United States	EUR	3,460.6	3,436.2	+0.7%	5.8	%(2)	5.4%	200.9	184.8	+8.7%
Belgium	EUR	1,070.3	1,001.2	+6.9%	2.8	%(3)	4.2%	30.4	42.3	-28.2%
Greece	EUR	249.0	216.0	+15.3%	3.2%		1.4%	8.1	3.1	+165.8%
Emerging Markets (4)	EUR	32.7	28.8	+13.5%	-0.4%		0.4%	(0.2)	0.1	N/A
Corporate	EUR	—	—	—	—		—	(9.8)	(6.1)	-61.4%

TOTAL	EUR	4,812.6	4,682.2	+2.8%	4.8%		4.8%	229.4	224.2	+2.3%

(1)	All sales are sales to third parties.
(2)	5.5% excluding expense reduction at Food Lion and Sweetbay/Kash n’ Karry related to forfeited accounts in their retirement and profit sharing plans.
(3)	4.1% excluding gross margin impact of the implementation of new information systems.
(4)	Excluding Delvita reclassified in results from discontinued operations.

Year-to-date 2006		Net Sales and Other Revenues (1)			Operating Margin			Operating Profit/(Loss)
	(in millions)	YTD 2006	YTD 2005	2006 /2005	YTD 2006		YTD 2005	YTD 2006	YTD 2005	2006 /2005
United States	USD	12,924.2	12,355.2	+4.6%	5.4%		5.2%	696.3	640.9	+8.6%
United States	EUR	10,383.4	9,785.5	+6.1%	5.4	%(2)	5.2%	559.4	507.6	+10.2%
Belgium	EUR	3,157.0	2,926.4	+7.9%	4.1	%(3)	4.8%	130.6	139.3	-6.2%
Greece	EUR	738.8	653.8	+13.0%	2.5%		1.4%	18.3	9.1	+101.8%
Emerging Markets (4)	EUR	98.7	84.7	+16.5%	0.8%		0.3%	0.8	0.2	N/A
Corporate	EUR	—	—	—	—		—	(25.2)	(20.9)	-20.4%

TOTAL	EUR	14,377.9	13,450.4	+6.9%	4.8%		4.7%	683.9	635.3	+7.7%

(1)	All sales are sales to third parties.
(2)	5.3% excluding expense reduction at Food Lion and Sweetbay/Kash n’ Karry related to forfeited accounts in their retirement and profit sharing plans.
(3)	4.6% excluding gross margin impact of the implementation of new information systems.
(4)	Excluding Delvita reclassified in results from discontinued operations.

•	In the third quarter of 2006, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.4 billion (EUR 3.5 billion), an increase of 5.1% over the third quarter of 2005, mainly due to the continued strong sales momentum at Food Lion and Hannaford. During the third quarter of 2006, comparable store sales increased by 3.1%.

The strong sales momentum at Food Lion was supported by effective price, promotion and marketing initiatives, improved assortment and customer service, the success of the market renewal and concept renewal initiatives, and last year’s store closings by Winn-Dixie, a major competitor of Food Lion. Hannaford’s sales were again strong this quarter, supported by targeted promotions and marketing initiatives and a continued positive momentum in the Massachusetts market. Sales growth at recently converted Sweetbay stores continued to be good, while sales at non-converted Kash n’ Karry stores and in new and converted Sweetbay stores cycling their grand opening were weaker than expected.

Gross margin improved by 16 basis points, due to better inventory results, continued margin management and price optimization and an improvement in the sales mix partially offset by targeted price reductions to improve the competitiveness of our U.S. businesses. Selling, general and administrative expenses as a percentage of net sales and other revenues were stable, mainly due to expense reduction of USD 13.8 million related to forfeited accounts in the retirement and profit sharing plans of Food Lion and Sweetbay/Kash n’ Karry, offset by expenses related to the Sweetbay conversions, increases in health care costs and higher utility and fuel expenses.

The operating margin of the U.S. business increased by 43 basis points to 5.8% of net sales and other revenues. Excluding the expense reduction related to the retirement and profit sharing plans of Food Lion and Sweetbay/Kash n’ Karry, the operating margin of the U.S. operations of Delhaize Group would have increased by 8 basis points to 5.5%. The operating profit of the U.S. business of Delhaize Group increased by 12.9% to USD 255.5 million (6.1% excluding the retirement and profit sharing plans’ expense reduction).

In the third quarter of 2006, Delhaize Group opened six new supermarkets in the U.S., including two relocated supermarkets. One Kash n’ Karry store was closed.

Food Lion progressed with the renewal of its Washington, D.C. market and the entry of the new market of Greenville-Spartanburg, South Carolina. In Washington, D.C., 10 Bottom Dollar Food stores, 14 Bloom stores and seven Food Lion stores were re-launched in the third quarter. Approximately 15 Bloom and one Bottom Dollar Food conversions will be completed in the fourth quarter of the year, while approximately 11 Bloom stores will be ready in early 2007. In the Greenville-Spartanburg market, one Food Lion store was opened in the third quarter. This will be followed by two Bloom and one Food Lion stores in the last quarter of 2006.

For 2007, Food Lion has selected Norfolk, Virginia and Myrtle Beach, South Carolina for its next market renewal projects. In Norfolk, Food Lion plans to use a multi-banner approach in renovating 85 stores. In Myrtle Beach, 20 Food Lion stores will receive major renovations.

At Hannaford action was undertaken to structurally reduce expenses particularly at its head office. These initiatives allowed Hannaford to increase its price competitiveness, with a particular focus on the Massachusetts area, while protecting its profitability. Hannaford launched its in-store nutrition navigation system called “Guiding Stars”, created to make it easier for interested shoppers to choose more nutritious foods. Hannaford also expanded successful categories such as its private label Inspirations and its Meals to Go products.

Six Kash n’ Karry stores were converted to the Sweetbay Supermarket concept in the third quarter of 2006. At the end of September, 54 Sweetbay stores were in operation. Fourteen additional Kash n’ Karry stores will be converted to the Sweetbay banner by the end of 2006. Customers continued to react positively to the Sweetbay brand, as reflected in major sales uplifts after conversion.

•	Delhaize Belgium increased net sales and other revenues by 6.9% to EUR 1.1 billion in the third quarter of 2006. The Company again posted strong comparable store sales growth of 4.3% supported by successful merchandizing initiatives and an improved price perception among consumers. Delhaize Belgium slightly increased its market share during the third quarter.

The operating margin of Delhaize Belgium decreased to 2.8% of net sales and other revenues (4.2% in 2005), mainly due to the EUR 13.3 million reduced gross profit related to the implementation of new information systems. Excluding the EUR 13.3 million impact, the operating margin remained almost stable at 4.1%. Operating profit decreased by 28.2% to EUR 30.4 million and increased 3.2% excluding the EUR 13.3 million impact.

•	In the third quarter of 2006, sales in Greece grew 15.3% to EUR 249.0 million due to strong comparable store sales growth and new store openings. Alfa-Beta expanded its product assortment, especially in the premium private label ranges, and increased its price competitiveness. The operating margin of Alfa-Beta increased strongly to 3.2% of sales (1.4% in 2005), while the operating profit increased by 165.8% to EUR 8.1 million.

•	Net sales and other revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 13.5% to EUR 32.7 million due to the continued good sales performance in both countries. The Emerging Markets of Delhaize Group recorded a slight operating loss of EUR -0.2 million in the third quarter.

The Czech activities of Delhaize Group, formerly in the Emerging Markets segment, have been reclassified to assets held for sale and discontinued operations (for both 2005 and 2006) as a result of our decision to sell this business.

DIVESTITURE OF DELVITA

As a part of its regular portfolio evaluation, Delhaize Group concluded that the resources required for the success of its Czech business, Delvita, would be more beneficial to the Group if invested in other activities. As a consequence, Delhaize Group has decided to pursue the sale of its Czech operations. We believe there are several interested buyers.

As a result, Delhaize Group reclassified Delvita’s assets and liabilities as held for sale and Delvita’s results as results from discontinued operations. In the third quarter of 2006, an impairment loss of EUR 59.3 million was recognized in results from discontinued operations. This amount does not include a positive accumulated foreign currency translation adjustment of approximately EUR 22.3 million, which will be recorded as income at the effective date of sale.

2006 FINANCIAL OUTLOOK

Based on the strong performance in the first nine months of 2006 and our confidence for the remainder of the year, Delhaize Group confirms its guidance for the full year (at identical exchange rates of 1 EUR = 1.2441 USD):

•	Comparable store sales growth of the U.S. operations of Delhaize Group in 2006 is expected to be in the range of 2.5% to 3.0%.

•	It is expected that net sales and other revenue growth of Delhaize Group will be in the range of 4.5% to 5.5%.

•	Operating profit is expected to grow by 4% to 6% in 2006.

•	Net profit from continuing operations (Group share) growth expectations are between 8% and 12%.

In addition, in 2006:

•	The sales network of Delhaize Group is expected to increase by approximately 83 stores to a total of 2,719 stores (including the Czech activities for sale).

•	Delhaize Group continues to expect capital expenditures (excluding finance leases) of approximately EUR 770 million at identical exchange rates, including approximately USD 700 million for the U.S. operations of the Group.

Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter 2006 results during a conference call starting November 9, 2006 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7108 6390 (U.K.) or +1 773 756 4600 (U.S.), with “Delhaize Earnings” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of September 2006, Delhaize Group’s sales network consisted of 2,676 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

3rd Q 2006	3rd Q 2005	(in millions of EUR)	YTD 2006	YTD 2005
4,812.6	4,682.2	Net sales and other revenues	14,377.9	13,450.4
(3,606.8)	(3,495.4)	Cost of sales	(10,741.0)	(10,047.9)

1,205.8	1,186.8	Gross profit	3,636.9	3,402.5
25.1%	25.3%	Gross margin	25.3%	25.3%
21.1	16.9	Other operating income	57.3	50.2
(994.3)	(971.0)	Selling, general and administrative expenses	(2,995.8)	(2,795.2)
(3.2)	(8.5)	Other operating expenses	(14.5)	(22.2)

229.4	224.2	Operating profit	683.9	635.3
4.8%	4.8%	Operating margin	4.8%	4.7%
(70.0)	(82.8)	Finance costs	(225.8)	(237,1)
3.4	7.0	Income from investments	17.4	18.4

162.8	148.4	Profit before taxes and discontinued operations	475.5	416.6
(54.0)	(56.4)	Income tax expense	(172.0)	(161.8)

108.8	92.0	Net profit from continuing operations	303.5	254.8

(61.4)	(1.4)	Result from discontinued operations, net of tax	(61.7)	(5.2)
47.4	90.6	Net profit (before minority interests)	241.8	249.6

2.1	0.9	Net profit attributable to minority interests	4.6	1.7

45.3	89.7	Net profit (Group share)	237.2	247.9

1.2743	1.2199	Average EUR exchange rate in USD	1.2447	1.2626

Earnings per Share (Unaudited)

3rd Q 2006	3rd Q 2005	(in EUR)	YTD 2006	YTD 2005
		Net profit from continuing operations:
1.12	0.97	Basic	3.16	2.70
1.07	0.93	Diluted	3.01	2.58

		Net profit (Group share):
0.48	0.95	Basic	2.50	2.64
0.47	0.91	Diluted	2.41	2.53

		Weighted average number of shares:
95,145,746	94,177,938	Basic	94,718,148	93,862,412
102,070,522	100,788,550	Diluted	101,644,782	100,900,533

	94,705,062	Total number of shares at the end of the 3rd quarter (1)	96,034,773	94,705,062

95,372,031	94,178,272	Outstanding shares at the end of the 3rd quarter (1)	95,372,031	94,178,272

(1)	In conjunction with stock option exercises in the third quarter of 2006, Delhaize Group issued 624,029 new shares, purchased 153,300 shares and used 31,475 shares. Delhaize Group owned 662,742 treasury shares at the end of September 2006.

Summary Balance Sheet (Unaudited)

(in millions of EUR)	September 30, 2006	December 31, 2005	September 30, 2005 (1)
Assets
Non-current assets	6,982.2	7,440.2	7,195.0
Goodwill	2,797.7	2,997.4	2,920.7
Intangible assets	626.2	675.2	660.2
Property, plant and equipment	3,399.0	3,587.7	3,443.8
Investment property	27.9	28.0	21.5
Financial assets	122.6	138.5	136.6
Other non-current assets	8.8	13.4	12.2
Current assets	2,337.5	2,813.3	2,624.8
Inventories	1,372.4	1,418.0	1,392.2
Receivables and other assets	537.6	561.0	502.2
Financial assets	39.3	29.4	39.2
Cash and cash equivalents	243.9	804.9	691.2
Assets classified as held for sale	144.3	—	—
Total assets	9,319.7	10,253.5	9,819.8

Liabilities
Total equity	3,576.3	3,616.7	3,426.3
Shareholders’ equity (2)	3,542.6	3,586.0	3,391.7
Minority interests	33.7	30.7	34.6
Non-current liabilities	3,459.9	3,809.5	3,699.7
Financial liabilities	2,915.4	3,209.0	3,112.6
Provisions and deferred taxes liabilities	503.4	560.6	549.5
Other non-current liabilities	41.1	39.9	37.6
Current liabilities	2,283.5	2,827.3	2,693.8
Financial liabilities	220.2	694.2	671.1
Other current liabilities	2,019.0	2,133.1	2,022.7
Liabilities associated with assets held for sale	44.3	—	—

Total liabilities and equity	9,319.7	10,253.5	9,819.8

EUR exchange rate in USD	1.2660	1.1797	1.2042

(1)	Revised to take into consideration the tax settlement with the Greek authorities in the fourth quarter of 2005 and adjustments related to the accounting of finance leases as communicated in the Delhaize Group press release of February 28, 2006.
(2)	Including a positive accumulated foreign currency translation adjustment of approximately EUR 22.3 million, which will be recorded as income at the effective date of sale of Delvita.

Summary Statement of Cash Flows (Unaudited)

3rd Q 2006	3rd Q 2005	(in millions of EUR)	YTD 2006	YTD 2005
		Operating activities
47.4	90.6	Net profit (before minority interests)	241.8	249.6
		Adjustments for
109.8	107.8	Depreciation – continuing operations	334.0	310.4
13.3	12.9	Amortization – continuing operations	39.2	38.0
2.4	2.5	Depreciation and amortization – discontinued operations	7.1	7.8
0.4	—	Impairment – continuing operations	1.3	—
59.2	—	Impairment – discontinued operations	59.2	—
121.6	133.3	Income taxes, finance costs and income from investments	383.4	383.9
10.0	14.7	Other non-cash items	31.8	35.3
(71.9)	(35.4)	Changes in operating assets and liabilities	(67.2)	(85.5)
(17.3)	(25.8)	Interests paid	(186.7)	(180.7)
3.2	4.5	Interests and dividends received	16.0	18.3
(63.7)	(57.6)	Income taxes paid	(193.7)	(164.5)
214.4	247.5	Net cash provided by operating activities	666.2	612.6

		Investing activities
—	(4.6)	Net increase in investment in subsidiaries	—	(163.2)
(179.1)	(155.6)	Purchase of tangible and intangible assets (capital expenditures)	(488.4)	(404.5)
6.8	(7.6)	Net investment in debt securities	(16.5)	(11.5)
3.1	29.9	Other investing activities	4.7	44.7
(169.2)	(137.9)	Net cash used in investing activities	(500.2)	(534.5)

45.2	109.6	Cash flow before financing activities	166.0	78.1

		Financing activities
21.1	11.2	Proceeds from the exercise of share warrants and stock options	42.7	32.5
(9.2)	(10.1)	Purchase of treasury shares	(12.0)	(18.6)
(30.4)	(29.6)	Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(114.2)	(104.5)
(9.0)	(10.2)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(658.3)	5.2
—	0.7	Net escrow funding	10.1	10.9
(42.4)	(9.5)	Borrowings under (repayments of) short-term loans	48.5	(30.1)

(69.9)	(47.5)	Net cash provided by (used in) financing activities	(683.2)	(104.6)

(3.4)	5.2	Effect of foreign exchange translation differences	(32.4)	57.3
(28.1)	67.3	Net increase in cash and cash equivalents	(549.6)	30.8
283.4	623.9	Cash and cash equivalents at beginning of period	804.9	660.4
255.3 (1)	691.2	Cash and cash equivalents at end of period	255.3 (1)	691.2

(1)	Including EUR 11.4 million of Delvita assets reclassified as assets held for sale.

Summary Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2006	3,586.0	30.7	3,616.7
Amortization of deferred loss on hedge	2.5	—	2.5
Unrealized gain (loss) on securities held for sale	(0.1)	—	(0.1)
Exchange differences on foreign operations	(232.6)	—	(232.6)

Net income (expense) recognized directly in equity	(230.2)	—	(230.2)
Net profit/(loss)	237.2	4.6	241.8

Total recognized income and expense for the period	7.0	4.6	11.6
Capital increases	42.6	—	42.6
Treasury shares purchased	(12.0)	—	(12.0)
Treasury shares sold upon exercise of employee stock options	2.4	—	2.4
Tax payment for restricted shares vested	(2.3)	—	(2.3)
Excess tax benefit on employee stock options and restricted shares	13.9	—	13.9
Share-based compensation expense	19.2	—	19.2
Dividends declared	(114.2)	(1.6)	(115.8)

Balances at September 30, 2006	3,542.6	33.7	3,576.3

Total shares	96,034,773
Treasury shares	662,742
Outstanding shares	95,372,031

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005 (1)	2,847.7	32.9	2,880.6
Amortization of deferred loss on hedge	3.1	—	3.1
Unrealized gain (loss) on securities held for sale	0.2	—	0.2
Exchange differences on foreign operations	364.0	—	364.0

Net income (expense) recognized directly in equity	367.3	—	367.3
Net profit/(loss)	247.9	1.7	249.6

Total recognized income and expense for the period	615.2	1.7	616.9
Capital increases	31.8	—	31.8
Treasury shares purchased	(18.6)	—	(18.6)
Treasury shares sold upon exercise of employee stock options	3.1	—	3.1
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	(0.4)	—	(0.4)
Share-based compensation expense	20.7	—	20.7
Dividends declared	(105.5)	—	(105.5)

Balances at September 30, 2005 (1)	3,391.7	34.6	3,426.3

Total shares	94,705,062
Treasury shares	526,790
Outstanding shares	94,178,272

(1) Revised to take into consideration the tax settlement with the Greek authorities in the fourth quarter of 2005 and adjustments related to the accounting of finance leases as communicated in the Delhaize Group press release of February 28, 2006.

Supplementary Information (Unaudited)

Number of Stores

	End of 2005	End of 2nd Q 2006	Change 3rd Q 2006	End of 3rd Q 2006	End of 2006 Planned
United States	1,537	1,541	+3	1,544	1,548
Belgium (1)	808	822	+6	828	854
Greece	135	142	+1	143	150
Romania	16	17	+1	18	20
Indonesia	46	46	+2	48	50

Subtotal	2,542	2,568	+13	2,581	2,622

Czech Republic	94	95	—	95	97

Total	2,636	2,663	+13	2,676	2,719

(1)	Including 29 stores in the Grand-Duchy of Luxembourg and three stores in Germany.

Organic Sales Growth Reconciliation

3rd Q 2006	3rd Q 2005	% Change	(in millions of EUR)	YTD 2006	YTD 2005	% Change
4,812.6	4,682.2	+2.8%	Net sales and other revenues	14,377.9	13,450.4	+6.9%
149.1	—		Effect of exchange rates	(151.1)	—

4,961.7	4,682.2	+6.0%	Identical exchange rates growth	14,226.8	13,450.4	+5.8%
—	—		Cash Fresh (1)	(163.5)	(71.4)

4,961.7	4,682.2	+6.0%	Organic sales growth	14,063.3	13,379.0	+5.1%

(1)	As Cash Fresh is consolidated since May 31, 2005, the year-to-date organic sales growth excludes the contribution of Cash Fresh.

Free Cash Flow Reconciliation

3rd Q 2006	3rd Q 2005	(in millions of EUR)	YTD 2006	YTD 2005
214.4	247.5	Net cash provided by operating activities	666.2	612.6
(169.2)	(137.9)	Net cash used in investing activities	(500.2)	(534.5)
(6.8)	7.6	Investment in debt securities	16.5	11.5

38.4	117.2	Free cash flow (before dividend payments)	182.5	89.6

Net Debt Reconciliation

(in millions of EUR)	September 30, 2006	December 31, 2005	September 30, 2005
Non-current financial liabilities	2,905.4	3,199.9	3,104.7
Current financial liabilities	220.2	694.2	671.1
Derivative liabilities	10.2	9.1	7.9
Derivative assets	(0.1)	(1.2)	(1.7)
Investment in securities - non-current	(111.1)	(125.0)	(123.0)
Investment in securities - current	(38.9)	(29.1)	(39.1)
Cash and cash equivalents	(243.9)	(804.9)	(691.2)

Net debt	2,741.8	2,943.1	2,928.7
Net debt to equity ratio	76.7%	81.4%	85.5%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	3rd Q 2006			3rd Q 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,812.6	149.1	4,961.7	4,682.2	+2.8%	+6.0%
Operating profit	229.4	7.5	236.9	224.2	+2.3%	+5.7%
Net profit from continuing operations	108.8	2.8	111.6	92.0	+18.2%	+21.2%
Basic EPS from continuing operations	1.12	0.03	1.15	0.97	+15.8%	+18.8%
Net profit (Group share)	45.3	2.8	48.1	89.7	-49.6%	-46.4%
Basic earnings per share	0.48	0.03	0.51	0.95	-50.1%	-46.9%
Free cash flow	38.4	1.1	39.5	117.2	N/A	N/A

(in millions of EUR, except per share amounts)	YTD 2006			YTD 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	14,377.9	(151.1)	14,226.8	13,450.4	+6.9%	+5.8%
Operating profit	683.9	(8.0)	675.9	635.3	+7.7%	+6.4%
Net profit from continuing operations	303.5	(3.4)	300.1	254.8	+19.1%	+17.8%
Basic EPS from continuing operations	3.16	(0.04)	3.12	2.70	+17.0%	+15.7%
Net profit (Group share)	237.2	(3.3)	233.9	247.9	-4.3%	-5.6%
Basic earnings per share	2.50	(0.03)	2.47	2.64	-5.2%	-6.5%
Free cash flow	182.5	(1.4)	181.1	89.6	N/A	N/A

(in millions of EUR)	September 30, 2006			Dec 31, 2005	Change
Net debt	2,741.8	156.3	2,898.1	2,943.1	-6.8%	-1.5%

FINANCIAL CALENDAR

• Press release - 2006 sales	January 18, 2007

• Press release - 2006 fourth quarter and full year results	March 15, 2007

• Press release - 2007 first quarter results	May 9, 2007

• Ordinary general meeting of shareholders	May 24, 2007

• Press release - 2007 second quarter results	August 9, 2007

• Press release - 2007 third quarter results	November 8, 2007

IFRS INFORMATION

The interim financial information has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

REPORT OF THE STATUTORY AUDITOR

Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises SCC has conducted a limited review of the interim consolidated financial information as at September 30, 2006. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the interim consolidated financial information. The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

USE OF NON-GAAP FINANCIAL MEASURES

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures that we use are reconciled to financial measures determined in accordance with IFRS.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Third Quarter Ended September 30, 2006

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 and 39 weeks ended September 30, 2006 and October 1, 2005

(Dollars in millions)

	13 Weeks Sept 30, 2006	13 Weeks Oct 1,2005	39 Weeks Sept 30, 2006	39 Weeks Oct 1,2005
	(A)	(B)	(C)	(D)	A%	B%	C%	D%
Net sales and other revenues	$4,412.0	$4,194.9	$12,919.8	$12,344.9	100.00	100.00	100.00	100.00
Cost of goods sold	3,212.5	3,059.6	9,405.8	9,009.0	72.81	72.93	72.80	72.98
Selling and administrative expenses	947.6	908.5	2,820.6	2,696.0	21.48	21.66	21.83	21.84

Operating income	251.9	226.8	693.4	639.9	5.71	5.41	5.37	5.18
Interest expense, net	74.8	80.8	228.3	243.1	1.69	1.93	1.77	1.97

Income from continuing operations before income taxes	177.1	146.0	465.1	396.8	4.02	3.48	3.60	3.21
Income taxes	66.2	60.7	181.0	167.2	1.50	1.45	1.40	1.35

Income before loss from discontinued operations	110.9	85.3	284.1	229.6	2.52	2.03	2.20	1.86
Loss from discontinued operations, net of tax	0.8	2.0	5.4	7.0	0.02	0.05	0.04	0.06

Net income	$110.1	$83.3	$278.7	$222.6	2.50	1.98	2.16	1.80

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2006 and December 31, 2005

(Dollars in millions)	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents	$150.3	$668.3
Receivables, net	126.2	116.9
Receivable from affiliate	21.9	20.3
Inventories	1,237.2	1,198.3
Prepaid expenses	41.3	32.0
Other current assets	33.0	26.7

Total current assets	1,609.9	2,062.5

Property and equipment, net	3,196.8	3,069.4
Goodwill	3,077.3	3,074.0
Intangibles, net	758.8	771.4
Loan to affiliate	—	17.4
Reinsurance recoverable from affiliate	146.9	147.2
Other assets	58.6	80.2

Total assets	$8,848.3	$9,222.1

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term debt	$48.0	$—
Accounts payable	763.1	756.7
Payable to affiliate	5.2	4.5
Accrued expenses	326.9	271.1
Current portion of capital lease obligations	47.3	44.0
Current portion of long-term debt	170.5	581.3
Other current liabilities	140.7	127.5
Deferred income taxes, net	12.4	12.3
Income taxes payable	53.9	72.5

Total current liabilities	1,568.0	1,869.9

Long-term debt, net of current portion	2,109.4	2,279.9
Capital lease obligations, net of current portion	737.3	733.7
Deferred income taxes, net	190.8	211.6
Other liabilities, net	313.3	325.6

Total liabilities	4,918.8	5,420.7
Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(45.9)	(49.0)
Additional paid-in capital	2,552.3	2,516.5
Retained earnings	1,222.3	1,133.1

Total shareholders’ equity	3,929.5	3,801.4

Total liabilities and shareholders’ equity	$8,848.3	$9,222.1

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	39 Weeks 9/30/2006	39 Weeks 10/1/2005
Cash flows from operating activities
Net income	$278.7	$222.6
Reconciliation to net cash flow from operating activities
Depreciation and amortization	372.8	356.2
Stock compensation expense	21.3	21.8
Deferred income tax benefit	(22.6)	(38.7)
Other	24.9	29.7
Net increase in operating assets	(72.8)	(60.2)
Increase in accrued expenses	55.8	82.1
Net increase in other operating liabilities	6.6	67.9

Net cash provided by operating activities	664.7	681.4

Cash flows from investing activities
Capital expenditures	(476.2)	(382.7)
Proceeds from sale of property	6.0	7.9
Other investment activity	20.2	56.3

Net cash used in investing activities	(450.0)	(318.5)

Cash flows from financing activities
Borrowings under revolving credit facilities	205.0	—
Repayments of borrowings under revolving credit facilities	(205.0)	—
Net proceeds from other short-term debt	48.0	—
Proceeds from long-term debt	—	3.1
Principal payments on long-term debt	(581.7)	(13.2)
Principal payments under capital lease obligations	(35.7)	(32.1)
Dividends paid	(139.0)	(125.3)
Transfer from escrow to fund long-term debt	11.8	11.8
Parent common stock (ADSs) purchased	(56.0)	(40.8)
Proceeds from stock options exercised	2.4	3.9
Excess tax benefits related to stock options	17.5	9.2

Net cash used in financing activities	(732.7)	(183.4)

Net (decrease) increase in cash and cash equivalents	(518.0)	179.5
Cash and cash equivalents at beginning of year	668.3	500.0

Cash and cash equivalents at end of period	$150.3	$679.5

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	43.6	41.7
Change in construction in progress accruals	(1.5)	21.8

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Third Quarter ended		Year to Date
	Sept 30, 2006	Oct 1, 2005	Sept 30, 2006	Oct 1, 2005
FREE CASH FLOW RECONCILIATION (Dollars in millions):
Net cash provided by operating activities	$203.1	$259.7	$664.7	$681.4
Net cash used in investing activities	(165.1)	(102.1)	(450.0)	(318.5)

Free cash flow	$38.0	$157.6	$214.7	$362.9

NET DEBT RECONCILIATION (Dollars in millions):

Short-term debt			$48.0	$—
Long-term debt, net of current portion			2,109.4	2,281.7
Captial lease obligations, net of current portion			737.3	727.1
Current portion of long-term debt			170.5	580.8
Current portion of capital lease obligations			47.3	43.1
Cash and cash equivalents			(150.3)	(679.5)
Escrow funding for Senior Notes			(45.5)	(59.2)

Net debt			$2,916.7	$2,894.0

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	6	14	33	32
Stores closed	3	7	26	13
Stores renovated	18	13	74	89

Total stores			1544	1542

Capital expenditures (dollars in millions)	$169.6	$144.5	$476.2	$382.7
Total square footage (in millions)			57.5	57.0
Square footage increase			0%	4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)
Date: November 13, 2006
	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President